FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of December 2009.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

1.	Notice of Resolutions Adopted at the Extraordinary Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: December 30, 2009

	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.]

Dear Shareholders:

We are pleased to inform you that the following resolutions were adopted at our company’s Extraordinary Shareholders’ Meeting held on December 22, 2009.

Sincerely,
Masatoshi Sato, President and CEO

SOMPO JAPAN INSURANCE INC.
26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo

Notice of Resolutions Adopted at the Extraordinary Shareholders’ Meeting

Matters resolved:

Proposal No. 1	Approval of the Share Exchange Plan (kyodo-kabushiki-iten-keikaku) of the Company and NIPPONKOA Insurance Company, Limited

This proposal was approved and passed as originally proposed.

Proposal No. 2	Changes to the Articles of Incorporation

This proposal was approved and passed as originally proposed.

The resolution of this proposal will become effective on March 31, 2010, on the condition that the share exchange plan which was approved in the Proposal No. 1 has not ceased to be effective and the Share Exchange has not been suspended or cancelled by the day immediately preceding March 31, 2010.

The content of the changes is as follows.

(Altered passages are underlined.)

Current Provisions	New Provisions
(Record Date for General Shareholders’ Meeting) Article 13 The record date for voting rights at the General Shareholders’ Meeting of the Company is March 31 of each year.	(Deleted)

From Article 14 to Article 43 (Omitted)	From Article 13 to Article 42 (Unchanged)

Note.	It is planned that the Company will pay a dividend of surplus (term-end surplus) in respect of 67th Business Year (from April 1, 2009 to March 31, 2010) to the shareholders or registered pledgees who are registered in the final shareholder registry as of March 31, 2010.